QSAM Biosciences, Inc.

9442 Capital of Texas Hwy N. Plaza 1, Suite 500

Austin, Texas 78759

May 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	QSAM Biosciences, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-261735

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), QSAM Biosciences, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 17, 2021.

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned registered offering of its shares of common stock and warrants under the Registration Statement at this time due to prevailing market conditions. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Additionally, the Company requests that the Commission consent to withdrawal of the Company’s registration statement on Form 8-A12B (File No. 001-41337), filed with the Commission on March 28,2022, and declared effective on March 29, 2022.

Please do not hesitate to contact Joel D. Mayersohn at 954-994-5426 or jmayersohn@dickinsonwright.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
QSAM BIOSCIENCES, INC.

		By:	/s/ Douglas Baum
		Name:	Douglas Baum
		Title:	Chief Executive Officer

cc:	Joel D. Mayersohn, Esq